FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For May 16, 2005

Commission File Number: 333-122268

MASTELLONE BROTHERS INC.

(Translation of registrant's name into English)

MASTELLONE HERMANOS S.A.

E. Ezcurra 365, Piso 2, Of. 310
(C1107CLA) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

TABLE OF CONTENTS

1.	Management's Discussion and Analysis of Financial Condition and Results of Operations.

2.	English version of our Unaudited Consolidated Interim Financial Statements of Mastellone Hermanos S.A. and the notes thereto as of and for the three-month period ended March 31, 2005 that was filed with the Argentine Comisión Nacional de Valores.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Mastellone Hermanos S.A. and notes thereto as of or for the three-month period ended March 31, 2005, accompanying this report. The following discussion contains certain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "believe", "estimate", "anticipate", "continue", or similar terms, variations of these terms or the negative of those terms. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results may differ materially from those described in these forward-looking statements due to among other factors, competition in our product markets, dependence on suppliers, our manufacturing experience, and production delays or inefficiencies. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

We are one of the two biggest dairy companies in Argentina, and the leader for fresh dairy products in that country. Our main markets are the Argentine domestic retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 75 years and have been exporting dairy products (mainly powdered milk) for about 30 years. Therefore, we are affected by developments in the Argentine dairy sector as well as developments in the Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we could also be affected by developments in the Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

•	Raw milk availability: We are affected by the availability of raw milk. We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk (as happened in the period from 1991 to 1993) or excesses in raw milk production, which, if it exceeds the powdered milk production capacity of the Argentine dairy companies (which determines their overall export capacity) could result in oversupply to the domestic market and a sharp decrease in selling prices, as happened in the period from 1999 to 2000. The availability of raw milk also affects the price paid to the dairy farmers, and affects our margins as well.

•	Selling prices: purchasing power of the Argentine population affects the final price we can obtain for our products in the country. International prices, which are entirely out of our control, are subject to significant fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions.

•	Financial facilities: We may need to use financial facilities (a) to provide working capital, for example, increase in inventories during spring, when raw milk production reaches its highest point in the year, (b) to refinance a portion of our existing financial debt, or (c) to make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

•	Developments in the Argentine economy: We are exposed to the developments in the Argentina's economy, including, but not limited to, inflation and devaluation rates, taxes, and eventually prices controls.

•	Developments in the Brazilian economy: We are exposed to the developments in the Brazil's economy, principally inflation and devaluation rates as those can affect our prices in Brazil.

Comparison of Results of Operations for the Three-Month Periods Ended March 31, 2005 and 2004.

Net Sales.    Our net sales can be divided into two principal components: sales in the Argentine domestic market and export and foreign sales.

Net Sales – Argentine Domestic Market.    During the three-month period ended March 31, 2005, our sales in the domestic market increased Ps.59.6 million, or 23.7%, as compared to the same period of 2004, from Ps.251.8 million in 2004 to Ps.311.4 million in 2005. Such increase is primarily the result of (i) an increase of 10.7% in physical volumes sold, and (ii) a 13.4% period-to-period increase in average prices. The increase in physical volumes sold was mainly attributable to an increase in domestic consumption, while the price increase is due to higher prices and an increase of the sales of our premium brands as a percentage of total sales.

Net Sales – Exports and Foreign Sales.    During the three-month period ended March 31, 2005, exports and foreign sales increased Ps.14.9 million, or 36.5%, as compared to the same period of 2004, from Ps.40.8 million in 2004 to Ps.55.7 million in 2005, primarily as a consequence of (i) an increase in volumes of 15.3%, (ii) higher prices of 17.6%, and (iii) a 1.0% higher average Peso / U.S.$ exchange rate applicable to our exports.

Cost of Sales.    Cost of sales for the three-month period ended March 31, 2005, as compared to the same period of 2004, increased Ps.43.9 million, or 17.5%, from Ps.251.2 million to Ps.295.1 million.

Our cost of raw milk represented approximately 54.9% and 51.3% of our total cost of sales for the three-month periods ended March 31, 2004 and 2005, respectively, an increase of Ps.13.5 million, or 9.8%, from Ps.137.9 million to Ps.151.4 million. The increase in our cost of raw milk was mainly attributable to an increase of 11.5% in physical volumes of raw milk processed and a drop of 1.5% in the average price we paid for the milk as compared to 2004.

During the three-month period ended March 31, 2005, other production costs, as compared to the same period of 2004, increased Ps.8.6 million, or 13.6%, from Ps.63.4 million in 2004 to Ps.72.0 million in 2005. Such increase is primarily attributable to

•	an increase in transportation costs of Ps.2.2 million, or 14.4%, from Ps.15.3 million in 2004 to Ps.17.5 million in 2005;

•	an increase in energy costs of Ps.2.0 million, or 55.6% from Ps.3.6 million in 2004 to Ps.5.6 million in 2005;

•	an increase in salaries of Ps.1.2 million, or 9.1%, from Ps.13.2 million in 2004 to Ps.14.4 million in 2005; and

•	an increase in maintenance expenses of Ps.0.7 million, or 38.9%, from Ps.1.8 million in 2004 to Ps.2.5 million in 2005.

Higher transportation costs are primarily due to the increased volumes of raw milk to be collected. Energy costs increased primarily due to the increase in prices for industrial uses. The increase in salaries is principally attributable to the increase in volumes. The increase in maintenance expenses is primarily attributable to an increase in volumes.

Selling Expenses.    Selling expenses for the three-month period ended March 31, 2005, as compared to the same period of 2004, increased Ps.12.9 million, or 28.8%, from Ps.44.8 million in 2004 to Ps.57.7 million in 2005. Such increase was primarily attributable to

•	higher transportation costs of Ps.6.8 million, or 29.8%, from Ps.22.8 million in 2004 to Ps.29.6 million in 2005;

•	higher fees associated to the distribution of products, which increased Ps.2.1 million, or 20.6%, from Ps.10.2 million in 2004 to 12.3 million in 2005;

•	an increase in advertising expenses of Ps.3.9 million, or 105.3%, from Ps.1.9 million in 2004 to Ps.5.8 million in 2005; and

•	the increase of fees related to the distribution of products and transportation costs is primarily due to the increase in volumes sold during the three-month period ended March 31, 2005, as compared to the same period of 2004.

Administrative and Other Expenses.    Administrative and other expenses (which include the costs associated to the unused production capacity of certain industrial plants) during the three-month period ended March 31, 2005, decreased Ps.0.1 million, or 0.7%, as compared to the same period of 2004, from Ps.14.1 million in 2004 to Ps.14.0 million in 2005. Such decrease is primarily attributable to

•	an increase in salaries of Ps.1.1 million, or 29.7%, from Ps.3.7 million in 2004 to Ps.4.8 million in 2005;

•	an increase in taxes of Ps.0.8 million, or 19.5%, from Ps.4.1 million in 2004 to Ps.4.9 million in 2005; and

•	a decrease of Ps.1.3 million, or 59.1%, from Ps.2.2 million in 2004 to Ps.0.9 million in 2005, in costs associated to the unused production capacity of certain industrial plants.

The increase in salaries is principally attributable to increases awarded to the administrative personnel, which received lower-than-average increases in their remunerations over the last few years. The increase in taxes is primarily attributable to an increase in the tax on checking accounts, originated in turn by the increase in sales for the period. The reduction in costs associated to the unused production capacity of certain industrial plants, due to the increased volumes of production in 2005.

Other Income (Expenses), net.    Other Income (Expenses), net, during the three-month period ended March 31, 2005, improved Ps.5.7 million, as compared to the same period of 2004, from a loss of Ps.3.5 million in 2004 to a gain of Ps.2.2 million in 2005. Such improvement is primarily attributable to a profit of Ps.4.3 million in 2005, from the assignment of certain brand names to Danone Argentina.

Interest expense.    Interest expenses, during the three-month period ended March 31, 2005, decreased Ps.22.1 million, or 62.3%, as compared to the same period of 2004, from Ps.35.5 million during 2004 to Ps.13.4 million in 2005. Such reduction is primarily due to the decrease in financial debt and lower average interest rates following the restructuring of our debt.

Interest income.    Interest income during the three-month period ended March 31, 2005, increased Ps.0.2 million, as compared to the same period of 2004, from Ps.0.3 million in 2004 to Ps.0.5 million in 2005, primarily due to higher interest rates.

Other holding and financial results.    Income from other holding and financial results during the three-month period ended March 31, 2005, decreased Ps.14.8 million, or 52.1% as compared to the same period of 2004, from Ps.28.4 million in 2004 to Ps.13.6 million in 2005, primarily due to

•	lower gains from exchange differences in 2005 of Ps.14.4 million, or 46.1%, as compared to 2004, due to a lower appreciation of the Peso during 2005;

•	additional charges during 2005 of Ps.6.7 million, due to the amortization of the accrual of the discount made as of December 31, 2004 of the restructured unsecured debt according to its net present value, pursuant to the Argentine GAAP; and

•	a gain during 2005 of Ps.4.5 million due to holding results on inventories.

Extraordinary results.    We had an extraordinary gain of Ps.26.1 million during the three-month period ended March 31, 2005, primarily due to (i) a gain of Ps.27.3 million due to the reduction in the portion of the floating rate debt owed to Compagnie Gervais Danone; and (ii) expenses and fees, mostly related to the registration of our restructured notes, of Ps.1.5 million.

Liquidity and Capital Resources

Our Recent Debt Restructuring

As a result of the financial crisis in Argentina along with the reduction in sales volumes and operating margins due to a significant decrease in the production in Argentina of our principal raw material (milk) and the resulting substantial increase in its price, among other reasons, we announced on March 1, 2002 the suspension of principal and interest payments on substantially all of our financial debt. In 2002 and 2003, we met with our creditors a number of times to discuss the restructuring our unsecured financial debt.

In 2004, we launched an offer to exchange and / or purchase our 11.75% Senior Notes due 2008 and our original bank debt. On October 22, 2004, we accepted tenders of U.S.$217.9 million principal amount of our original notes due 2008 and US$104.0 million principal amount of our original bank debt, which represented approximately 97.8% of our original unsecured financial debt. In exchange we paid U.S.$51 million in cash to purchase U.S.$85.0 million of existing debt and issued U.S.$157.19 million of 8% Senior Notes due 2012 (divided in two series, both with the same economic terms) and approximately U.S.$79.7 million of floating rate bank debt. We have a limited right to capitalize interest accrued on the 8% Senior Notes due 2012 during 2005 and 2006, up to a maximum amount of U.S.$10.0 million. The 8% Senior Notes will mature on June 30, 2012. The following table shows the amortization schedule for the principal of the floating rate debt.

Payment date	% of principal amount
December 31, 2007	5
June 30, 2008	5
December 31, 2008	5
June 30, 2009	5
December 31, 2009	10
June 30, 2010	10
December 31, 2010	20
June 30, 2011	20
December 31, 2011	20

We also conducted separate negotiations with our secured financial creditors, which held about 3% of our total financial debt as of September 30, 2003. On November 7, 2003, we reached an agreement with Rabobank Curaçao N.V. to restructure our secured debt then amounting to approximately U.S.$4.85 million as of September 30, 2003. That debt had matured on April 30 and October 30, 2002 and was secured by a mortgage on our principal powdered milk plant and a pledge of the assets in that plant. This agreement provided for a reduction of interest rates and for the payment of principal in quarterly installments, the last of which would have been due on June 30, 2006. On March 30, 2005 we prepaid the outstanding balance of our debt owed to Rabobank Curaçao N.V. In addition, on April 6, 2004, we reached an agreement with COFACE to restructure our secured debt amounting to approximately Euros 0.6 million. This debt had matured and was secured by a pledge of certain tanks used by us to transport milk. This agreement provided for a reduction of interest rates and for the payment of principal in semi-annual installments, the last of which would have been due on October 6, 2005. On March 30, 2005, we prepaid the outstanding balance of our debt owed to COFACE. On June 3, 2004, we reached an agreement with Calyon, as successor of Credit Lyonnais, and Eksport Kredit Fonden to restructure the secured debt owed to them amounting to approximately U.S.$9.85 million. That debt was secured by a pledge of a cheese plant bought from APV Nordic Dairy A/S. This agreement provides for a reduction of interest rates and for the payment of principal in semi-annual installments, the last of which will be due on March 30, 2010. It also provides for the selling of the plant and a further reduction of the refinanced debt if the sale is achieved. The original pledge remains as collateral for the restructured debt.

During February 2005 we negotiated a reduction of U.S.$14.1 million in the principal amount of our floating rate debt due to Compagnie Gervais Danone, and the balance of U.S.$15.0 million was refinanced by a new note, maturing on December 31, 2013, and bearing an interest rate of 8.0% per year. The terms of this new debt instrument were negotiated to be as similar as possible to the conditions of the 8% Senior Notes due 2012. During the same month we also purchased U.S.$1.0 million aggregate principal amount of the original notes due 2008.

After the restructuring of our debt, the reduction in the debt owed to Compagnie Gervais Danone, the repurchase of U.S.$1.0 million principal amount of our original notes and the prepayment of our secured debt owed to Rabobank Curaçao N.V. and COFACE, in a total amount of approximately U.S.$2.0 million,

•	We have achieved a reduction of our outstanding indebtedness of approximately U.S.$102 million;

•	Our creditors have waived approximately U.S.$111.0 million of accrued and unpaid interest;

•	We extended the average life of our indebtedness, which before the restructuring was in default and subject to immediate acceleration, to 6.7 years as of March 31, 2005; and

•	Due to the reduction in total debt and the lower average interest rate, we reduced the amount of our interest expenses from approximately U.S.$46.6 million per year, to approximately U.S.$18.0 million per year.

Additionally, following the restructuring of our financial debt, we improved our ability to obtain new financial facilities that were unavailable to us prior to the successful completion of our restructuring process due to the uncertainties associated with the results of such process. We believe that available credit facilities for working capital purposes will be enough to cover our near-term needs. Our access to new bank facilities (other than those for working capital needs) have been limited after the restructuring of our debt, due to, among other reasons, certain regulations from the Argentine Central Bank according to which potential borrowers are classified in different risk categories, and the requirement that the commercial banks create reserves depending on their exposure to the lowest rated clients. We believe that these restrictions will gradually become irrelevant for us over the next years. We do not expect to access the capital markets over the next few years to a significant degree.

Restructured debt – covenants.    The terms and conditions of our 8% Senior Noted due 2012 and our floating rate debt contain a number of restrictive covenants that will, among other things, limit our ability and the ability of certain of our subsidiaries (the Restricted Subsidiaries);

•	to incur indebtedness;

•	to make restricted payments;

•	to create or permit liens on our property or assets or those of our Restricted Subsidiaries unless our 8% notes and our floating rate debt are equally and ratably secured;

•	to sell assets; and

•	to make capital expenditures.

Our 8% Senior Notes due 2012 and our floating rate debt also contain cross-acceleration provisions which will make the occurrence of any acceleration of our debt, or that of any of our Restricted Subsidiaries, in excess of U.S.$10 million an event of default under our 8% notes and our floating rate debt, subject to certain exceptions.

Our 8% Senior Notes due 2012 also contain a mandatory redemption provision pursuant to which if, for any 12-month period commencing on January 1, 2005 or on any subsequent January 1 there is any "excess cash" (generally EBITDA, as defined in the indenture with the terms and conditions of the 8% Senior Notes due 2012, for such period adjusted for certain permitted capital expenditures, permitted cash investments and debt service payments during the period, subject to the existence of a minimum cash balance) then upon at least 30-day notice to the Trustee we will be required on June 30, 2006 and on each subsequent June 30 to apply 100% of such excess (i) to redeem 8% Senior Notes due 2012 in an amount similar to the amount of the capitalized interest, if any, and (2) to apply 75% of any excess cash after such payments to redeem our 8% Senior Notes due 2012, in both cases at par value.

Sources and Uses of Funds

Now that we have consummated our restructuring, we expect that our principal source of liquidity will be the cash flow from our own operations. Our principal uses of cash are expected to be debt service requirements of our financial indebtedness, including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures. We do not expect to access in the next few years the capital markets to a significant degree.

The successful completion of the restructuring resulted in a level of debt that we deem capable of servicing with cash from operations, although we might experience certain refinancing risk in the years when a significant portion of the proposed restructured debt will mature. This belief is based on a number of assumptions about macroeconomic factors that will affect key components of our business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars for the term of our restructured debt; lower rates of inflation in Argentina for the term of our restructured debt than those experienced in 2002; a recovery in raw milk production in Argentina; and moderate growth in Argentine gross domestic product and dairy products demand.

Our cash flows are affected by a number of factors, including the following:

•	Our expenses are directly influenced by the availability of raw milk in Argentina, as oversupply or shortages of raw milk could affect both volumes and margins, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

•	Our cash receipts are affected by the price at which we sell our product, which is subsequently influenced by the purchasing power of the Argentine population and the fluctuations in international prices. Our cash inflows are also affected by our outstanding account receivables. Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the current extension of payment terms. However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

•	Our cash flows generally may also be affected by changes in the Argentine and Brazilian economies, including inflation, devaluation and possible price controls.

These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of U.S.$5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions.

Sources and uses of funds – three-month periods ended March 31, 2004 and 2005.

	March 31, 2004	March 31, 2005
	Th. Pesos	Th. Pesos
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) before extraordinary items	−28,713	3,192
Adjustments
Non-cash Interest expense	35,477	13,390
Non-cash Interest income	−85	−3
Income tax	−41	86
Depreciation of property, plant and equipment	25,559	24,564
Consumption of supplies		985
Amortization of intangible assets	42	31
Amortization of other investments	84	84
Amortization of goodwill	964
Provision for doubtful accounts and other	3,263	3,159
Financial and holding results, net	−30,454	−8,129
Other	−2,381	−44
Subtotal	3,715	37,315
Net change in working capital and other components	10,874	12,365
Net cash provided by ordinary operating activities	14,589	49,680
Extraordinary items – Income		26,136
Adjustments
Net gain on renegotiation of debt		−27,656
Notes' registration fees and expenses		350
Net cash used in extraordinary items		−1,170
Net cash provided by operating activities	14,589	48,510

Cash flows from investing activities:
Purchase of property, plant and equipment and plantations in progress	−2,691	−3,548
Proceeds from sale of property, plant and equipment and other assets	151	492
Investments in unconsolidated entities and other non-current investments	1,282
Net cash used in investing activities	−1,258	−3,056

Cash flows from financing activities:
Cash contributions from shareholders		42,392
Net decrease in short-term borrowings	−1,432	−19,016
Payment of interest	−101	−1,978
Net (decrease) increase in other liabilities	514	−657
Net cash provided by (used in) financing activities	−1,019	20,741

Increase in cash and cash equivalents	12,312	66,195
Cash and cash equivalents at beginning of year	158,611	76,229
Cash and cash equivalents at end of period	170,923	142,424

Cash flow from operating activities during the three-month period ended March 31, 2005, amounted to Ps.48.5 million, Ps.33.9 million more than in the same period of the prior year. Such improvement is primarily attributable to better economic results for the period. Cash from operating activities can be split in three components:

•	Cash generated from the ordinary operating activities, which amounted to Ps.3.7 million and Ps.37.3 million during the three-month periods ended March 31, 2004 and March 31, 2005, respectively

•	Cash generated from changes in operating accounts, which amounted to Ps.10.9 million and Ps.12.4 million in the three-month periods ended March 31, 2004 and March 31, 2005, respectively

•	Cash used in extraordinary activities during the three-month period ended March 31, 2005, amounting to Ps.1.2 million.

Cash used in investment activities during the three-month period ended March 31, 2005, amounted to Ps.3.1 million, Ps.1.8 million more than in the same period of the previous year, primarily due to increase in capital expenditures.

Cash from financing activities amounted to Ps.20.7 million during the three-month period ended March 31, 2005, in comparison with an amount of Ps.1.0 million used during the same period of 2004, primarily due to the combined effect of (i) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005, and (ii) an increase of Ps.17.6 million in reduction in our outstanding debt during 2005.

As a consequence of the aforementioned changes, during the three-month period ended March 31, 2005, our cash balance increased Ps.66.2 million, from Ps.76.2 million as of December 31, 2004 to Ps.142.4 million as of March 31, 2005.

Debt Service

As of March 31, 2005, our financial indebtedness was Ps.725.2 million which consisted substantially of:

•	the equivalent of approximately Ps.17.8 million aggregate outstanding principal amount of the original notes due 2008;

•	the equivalent of approximately Ps.458.5 million aggregate outstanding principal amount of 8% Senior Notes due 2012;

•	the equivalent of approximately Ps.148.2 million aggregate outstanding principal amount of floating rate debt due 2011.

•	the equivalent of approximately Ps.43.8 million aggregate outstanding principal amount of 8% debt due 2013, owed to Compagnie Gervais Danone, and

•	the equivalent of approximately Ps.29.6 million aggregate outstanding principal amount of secured debt.

Non-financial Debt

As of March 31, 2005, we had commercial debt obligations (which include account payables, obligations to pay taxes, salaries and social security payments including obligations to federal, provincial or municipal tax or social security authorities and other liabilities) equivalent to Ps.257.4 million. We plan to meet our commercial debt obligations out of our cash flow. Our ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial debt obligations denominated in currencies other than pesos, our ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange.

Capital Expenditures

Capital expenditures for the first quarter of 2005 included only maintenance items and amounted to Ps.3.5 million, Ps.0.8 million more than during the same period of 2004.

Given the substantial increase in raw milk production experienced in Argentina in 2004, the increase in milk price in the international markets, as well as the commercial opportunities open to us in the international markets, we are planning to enlarge our powdered milk production capacity. Although the details of this investment are currently under review (including both technical and cost aspects) we believe that its cost will be no less than approximately U.S.$15 million. Excluding this project, our future capital expenditures will be limited to maintenance capital expenditures, that is, those necessary to maintain the productive capacity of our plants as well as to increase our reception capacity for fluid milk, given the expected increase in raw milk production over the next few years. We estimate that the amount required for this purpose in 2005 will be the equivalent of approximately U.S.$7.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated through operations and therefore our ability to make these expenditures is dependent on, among other things, our ability to generate sufficient funds internally.

Deloitte & Co. S.R.L. Florida 234 5° Capital Federal C1005AAF Argentina
Tel: 54 (11) 4320-2700 / 4326-4046 Fax: 54 (11) 4325-8081 www.deloitte.com.ar

AUDITORS' REPORT
(limited review)

To the Board of Directors of
Mastellone Hermanos Sociedad Anónima
Encarnación Ezcurra 365 – 2° floor – Suite 310
Buenos Aires

1.	Identification of financial statements subjected to our review

We have reviewed the consolidated balance sheet of Mastellone Hermanos Sociedad Anónima and its consolidated subsidiaries (the "Company" – subsidiaries detailed in Note 3 a) to the consolidated financial statements) as of March 31, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows together with their Notes 1 to 14 for the three-month period ended March 31, 2005.

The financial statements referred to above constitute information prepared and issued by the Company's Board of Directors, acting in accordance with its exclusive functions. Our responsibility consists of issuing a limited review report based on the review carried out with the scope detailed in section 2.

2.	Scope of the work

Our review was limited to the application of the procedures established by the auditing standards ruling in the Republic of Argentina, approved by the Professional Council in Economic Sciences of the City of Buenos Aires for the limited review of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue a professional opinion on the financial statements considered as a whole. Those standards consist basically of applying analytical procedures on amounts included in the financial statements, of carrying out global tests, and of making inquiries of persons responsible for preparing the information included in the financial statements.

Consequently, we do not express an opinion on the Company's consolidated financial position, the consolidated results of its operations, the evolution of the shareholders' equity or the consolidated cash flows as of March 31, 2005.

3.	Additional paragraphs

a)	Note 1 to the consolidated financial statements reports that on October 22, 2004 the Board of Directors authorized the signature of the contracts that instrumented the restructuring of the unsecured financial debt, after receiving the acceptance of creditors representing approximately 97.8% of total unsecured debt.

Furthermore, on different dates the Company closed several agreements for the restructuring of the secured debt. A summary of the accepted proposals, the portion of debt that was not restructured and the accounting effects of the abovementioned restructuring are also discussed in Note 1 to the consolidated financial statements.

b)	We have previously audited, in accordance with auditing standards generally accepted in Argentina, the consolidated balance sheet of Mastellone Hermanos Sociedad Anónima as of December 31, 2004 (which is presented as comparative financial statement for the consolidated balance sheet as of March 31, 2005). Our opinion on the financial statements as of that date, based on an audit examination, unqualified, was issued on March 7, 2005.

c)	Furthermore, the consolidated statements of changes in shareholders' equity and the consolidated statements of operations and of cash flows for the three-month period ended March 31, 2004, as well as the related additional disclosures, are presented in comparative form with the figures for the three-month period ended March 31, 2005. On May 11, 2004, we issued our limited review report on the consolidated financial statements of the Company for the three-month period ended March 31, 2004, which included no other observations than those referred to the uncertainties on (i) the restructuring of the financial debt, underway at that time (ii) the recovery of a profitability level that allowed the Company to maintain or improve its ability to generate sufficient cash flows to meet its obligations on a timely basis, and to support an increase in the volume of operations, and (iii) the accumulated losses shown by the Company that determined that it was included in the causes for mandatory reduction of common stock provided under article 206 of Corporations Law N° 19,550 (which application was suspended until December 10, 2004, as established by Decree N° 1293/03).

4.	Auditors' manifestation

Based on our work, as detailed in section 2. of this report, that did not include all the auditing procedures that would allow us to express an opinion on the consolidated financial statements subjected to our review, we are in conditions to report that:

a)	the consolidated financial statements as of March 31, 2005 referred to in section 1. of this report, have been prepared in agreement with the basis of consolidation described in Note 3 a) to those statements, which follow the guidelines of Technical Resolution N° 21 of the Argentine Federation of Professional Councils in Economic Sciences (ordered text adopted by the Professional Council of Economic Sciences of the City of Buenos Aires in its Resolution CD N° 87/03) and its Note 13 that contains segment information has been prepared following the guidelines of Technical Resolution N° 18 of same Federation (as per the above mentioned ordered text).

b)	we have no observations to present on the information included in the financial statements referred to in the preceding paragraph.

5.	Special information required by legal regulations in force (three-month period ended March 31, 2005)

a)	The financial statements mentioned in section 1. are presented in accordance with General Resolution N° 434/03 of the National Securities Commission and are recorded in the registered book Inventario y Balances;

b)	As a part of our work, which scope is described in section 2., we have reviewed the consolidated Informative Summary, prepared by the Company's Board of Directors and required by the National Securities Commission, on which, in what is subject of our competence, we have no observations to present, except in what concerns to the lack of comparability in:

•	the consolidated summarized financial position (point 2. of the consolidated Informative Summary) between the information as of March 31, 2005, 2004 and 2003 and the information as of March 31, 2002 and 2001, because the latter has not been corrected to give retroactive effect to the new accounting standards applied since fiscal year 2003 (Technical Resolutions N° 16 to 20);

•	the consolidated summarized statement of operations (point 3. of the consolidated Informative Summary) between the information for the three-month periods ended March 31, 2005, 2004, 2003 and 2002, and that of 2001, because the last one was not corrected to give retroactive effect to the new accounting standards applied since fiscal year 2003 (Technical Resolutions N° 16 to 20);

•	the consolidated summarized financial position (point 2. of the consolidated Informative Summary) between the information as of March 31, 2005 and 2004 and the information corresponding to the prior years, because that information has not been corrected to give retroactive effect to Technical Resolution N° 21; and

•	the consolidated summarized statement of operations (point 3. of the consolidated Informative Summary) between the information for the three-month periods ended March 31, 2005, 2004 and 2003 and that of the prior years, because that information has not been corrected to give retroactive effect to Technical Resolution N° 21.

c)	As per the above mentioned accounting records, the accrued liability with the Social Security National Régime as of March 31, 2005, for pension contributions and withholdings to personnel, amounted to thousands of $1,196, and was not yet due at that date.

Buenos Aires, Argentina
May 10, 2005

Hugo Alberto Luppi (Partner)

Contador Público (U.B.A.)

C.P.C.E.C.A.B.A. T° 56 - F° 96

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA

CONSOLIDATED INFORMATIVE SUMMARY
AS OF MARCH 31, 2005
(in thousand of pesos)

1.	BRIEF COMMENT ON THE COMPANY'S ACTIVITIES

The positive trend in the development of Company's business continued, based on an increase in the production of raw milk in Argentina, a higher internal demand and stable international prices. However, reduced margins exist still in the internal market (our main market), thus vulnerable to eventual adverse news from the costs point of view, among them those of the dairy raw material, labor, and energy.

Moreover, we have achieved improvements in the distribution of our products in the retail Argentine market. The existing agreements could expire (subject to compliance with certain determined conditions) in 2020 and have been extended to year 2040. At the same time, improvements were introduced to the basis for allocation of distribution expenses, which will represent for this company an economy of about 0.7% of sales in the retail Argentine market.

During the quarter, we have been able to substantially improve the Company's capital structure, through capital contributions (U$S 14.75 millions in cash and approximately Ps 5.0 millions in shares of another company (Logística La Serenísima S.A.)), as well as from the proceeds of a limited assignment and sale of certain trademarks (U$S 2.0 millions), the reduction in financial debt (about U$S 17.0 million) and the extension of payment term for debts in the amount of U$S 15.0 millions (that previously matured in installments up to the year 2011 and not will mature in a single payment in December 2013).

2.	SUMMARIZED CONSOLIDATED FINANCIAL POSITION

	03/31/2005	03/31/2004	03/31/2003	03/31/2002	03/31/2001
	(in thousand pesos)
Current assets	431,327	502,400	452,458	561,283	509,503
Non-current assets	1,186,329	1,312,157	1,469,711	2,149,906	1,544,225
Total	1,617,656	1,814,557	1,922,169	2,711,189	2,053,728
Current Liabilities	216,594	730,864	575,397	663,705	318,059
Non-current Liabilities	640,973	754,967	804,070	1.431,678	780,785
	857,567	1,485,831	1,379,467	2,095,383	1,098,844
Minority Participation in subsidiary companies	1	19	5,678	6,351	6,937
Shareholders' equity	760,088	328,707	537,024	609,455	947,947
Total	1,617,656	1,814,557	1,922,169	2,711,189	2,053,728

Amounts corresponding to March 31, 2005, 2004, and 2003 have been prepared on the basis of the new accounting standards in force since 2003 (General Resolution N° 434/03 – National Securities Commission).

Amounts corresponding to March 31, 2005 and 2004 have been prepared on the basis of Technical Resolution N° 21, in force since 2004.

3.	SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS

	03/31/2005	03/31/2004	03/31/2003	03/31/2002	03/31/2001
	(in thousand pesos)
Operational ordinary results – income (loss)	387	(17,615)	(9,659)	(4,565)	(11,560)
Financial and holding results	711	(6,714)	8,743	(3,037)	(22,225)
Other income and expenses, net	2,179	(4,424)	(4,731)	(3,845)	(53)
Participation in results of affiliated companies (clause 33 – Law 19,550)				(750)	(51)
Subtotal – income (loss)	3,277	(28,753)	(5,647)	(12,197)	(33,889)
Income tax	(86)	41
Minority interest in subsidiary companies	1	(1)	(394)	102	226
Ordinary result – income (loss)	3,192	(28,713)	(6,041)	(12,095)	(33,663)
Extraordinary items	26.136			(239,938)
Income tax				(797)
Minority interest in subsidiary companies				(163)
Extraordinary results – income (loss)	26,136			(240,898)
Net income (loss) for the period	29,328	(28,713)	(6,041)	(252,993)	(33,663)

Amounts corresponding to March 31, 2005, 2004, 2003 and 2002 have been prepared on the basis of the new accounting standards in force since 2003 (General Resolution N° 434/03 – National Securities Commission).

Amounts corresponding to March 31, 2005, 2004 and 2003 have been prepared on the basis of Technical Resolution N° 21, in force since 2004.

4.	PRODUCTION AND SALES VOLUME

	ACCUMULATED SALES
	03/31/2005	03/31/2004	03/31/2003	03/31/2002	03/31/2001
	(in thousand liters of milk)
Domestic market	275,352	248,647	229,326	264,274	269,477
Foreign market	61,216	53,090	35,141	97,125	40,397
Total	336,568	301,737	264,467	361,399	309,874

Production volumes are similar to sales volume due to perishable nature of marketed products.

5.	RATIOS

	03/31/2005	03/31/2004	03/31/2003	03/31/2002	03/31/2001

Current assets to current liabilities	1.99	0.69	0.79	0.85	1.60
Shareholders' equity to Total liabilities	0.89	0.22	0.39	0.29	0.86
Non-current assets to Total assets	0.73	0.72	0.76	0.79	0.75

6.	OUTLOOK

Although we maintain a positive view concerning the main aspects that affect the development of our business (raw milk procurement, domestic demand, international prices), we consider that there exists a high exposure to eventual cost increases. These increases, together with the difficulties for transferring them to prices, could negatively affect the Company's results and the level of its cash generation.

We are undertaking a project to expand our capacity for powdered milk production, in order to be in conditions to process the higher production expected for the future years.

Buenos Aires, May 10, 2005

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(in thousands of Argentine pesos)

	March 31, 2005	December 31, 2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	142,424	76,229
Trade accounts receivable, net (Note 4 a)	147,449	141,035
Other receivables, net (Notes 4 b and 7)	23,988	39,504
Inventories (Note 4 c)	117,466	133,634
Total Current Assets	431,327	390,402
NON-CURRENT ASSETS
Other receivables, net (Note 4 b)	39,632	37,961
Deferred income tax (Note 4 d)		5
Investments	13,315	8,257
Spare parts and supplies (Note 4 e)	25,203	25,723
Property, plant and equipment, net (Notes 4 f and 7)	1,025,023	1,046,110
Plantations in progress (Note 4 g)	58,812	58,509
Intangible assets, net (Note 4 h)	118	149
Other non-current assets (Notes 4 i and 7)	24,226	24,990
Total Non-Current Assets	1,186,329	1,201,704
TOTAL	1,617,656	1,592,106
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable (Notes 4 j and 7)	149,093	154,569
Loans (Notes 4 k and 7)	26,646	27,828
Taxes, accrual for tax relief and other (Note 4 l)	17,445	17,828
Accrued salaries, wages, payroll taxes and others (Note 4 m)	18,386	19,483
Accrued litigation and other expenses (Note 4 n)	5,024	5,034
Total Current Liabilities	216,594	224,742
NON-CURRENT LIABILITIES
Accounts payable (Notes 4 j and 7)	18,518	20,220
Loans (Notes 4 k and 7)	573,481	614,934
Taxes and accrual for tax relief (Notes 4 l, 7 and 8)	36,030	36,202
Accrued salaries, wages, payroll taxes and others (Note 4 m)	962	1,125
Deferred income tax (Note 4 d)	14
Accrued litigation and other expenses (Note 4 n)	11,968	11,767
Total Non-Current Liabilities	640,973	684,248
Total Liabilities	857,567	908,990
MINORITY INTEREST	1	1
SHAREHOLDERS' EQUITY	760,088	683,115
TOTAL	1,617,656	1,592,106

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(in thousands of Argentine pesos)

	March 31, 2005	March 31, 2004
Net sales (Note 4 o)	367,138	292,578
Cost of sales (Note 4 p)	(295,089)	(251,206)
Gross income	72,049	41,372

Expenses:
Selling (Note 4 q)	(57,704)	(44,818)
General and administrative (Note 4 q)	(13,052)	(11,943)
Other (Note 4 q)	(906)	(2,226)
Operating income (loss)	387	(17,615)

Other income (expenses), net (Note 4 r)	2,179	(3,460)
Amortization of goodwill		(964)
Interest expense	(13,391)	(35,486)
Interest income	486	339
Holding results and other financial results	13,616	28,433
Net ordinary income (loss) before income tax, minority interest and extraordinary items	3,277	(28,753)
Income tax (Note 4 s)	(86)	41
Minority interest	1	(1)
Net income (loss) before extraordinary items	3,192	(28,713)
Extraordinary items – Income (Note 4 t)	26,136
Income tax (Note 4 u)
Extraordinary income	26,136
NET INCOME (LOSS) FOR THE PERIOD	29,328	(28,713)

Earnings per common share
Ordinary income (loss)	0.01	(0.07)
Extraordinary income	0.05
Total	0.06	(0.07)

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(in thousands of Argentine pesos)

	March 31, 2005							March 31, 2004
	Shareholders' contributions					Retained earnings	Total	Total
	Common stock	Adjustment to common stock	Additional paid-in capital	Irrevocable capital contributions	Total	Accumulated (losses) earnings

Balance at beginning of year	409,902	490,763	44,090	366	945,121	(262,006)	683,115	357,420

Irrevocable capital contributions accepted by the Board of Directors on February 8, 2005 (Note 6):
Shares in other company				5,305	5,305		5,305
Cash				42,392	42,392		42,392

Resolution of General Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2005 (Note 6):
Absorption of accumulated losses		(217,550)	(44,090)	(366)	(262,006)	262,006
Adjustment to irrevocable capital contributions – shares in other company				(52)	(52)		(52)
Capitalization of irrevocable capital contributions – shares in other company	5,253			(5,253)
Capitalization of irrevocable capital contributions – cash	42,392			(42,392)

Net income (loss) for the period						29,328	29,328	(28,713)
Balance at end of period	457,547	273,213			730,760	29,328	760,088	328,707

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(in thousands of Argentine pesos)

	March 31, 2005	March 31, 2004
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net income (loss) before extraordinary items	3,192	(28,713)
Adjustments to reconcile net income (loss) before extraordinary items to net cash provided by operating activities:
Interest expense	13,391	35,486
Interest income	(59)	(150)
Income tax	86	(41)
Depreciation of property, plant and equipment	24,564	25,559
Consumption of supplies	985
Amortization of intangible assets	31	42
Amortization of other investments	84	84
Amortization of goodwill		964
Provision for doubtful accounts, sale rebates, other assets, litigation and contingencies	3,159	3,263
Financial and holding results, net	(8,129)	(30,454)
Gain on sale and withdrawals of assets	(44)
Change in minority interest		(2,381)
Payments of interest	(1)	(9)
Collection of interest	56	65
Subtotal	37,315	3,715
Net change in working capital and other components (Note 3 c) 18)	12,365	10,874
Net cash provided by ordinary operating activities	49,680	14,589
Extraordinary items – Income	26,136
Adjustments to reconcile extraordinary items – income to net cash used in extraordinary items:
Notes registration's fees and expenses	350
Net gain on renegotiation of debt	(27,656)
Net cash used in extraordinary items	(1,170)
Net cash provided by operating activities	48,510	14,589
Cash flows from investing activities:
Purchase of property, plant and equipment and plantations in progress	(3,548)	(2,691)
Proceeds from sale of property, plant and equipment and other assets	492	151
Decrease in other non-current investments		1,282
Net cash used in investing activities	(3,056)	(1,258)
Cash flows from financing activities:
Cash contributions from shareholders	42,392
Net decrease in short-term borrowings	(19,016)	(1,432)
Payment of interest	(1,978)	(101)
Net (decrease) increase in other liabilities	(657)	514
Net cash provided by (used in) financing activities	20,741	(1,019)
Increase in cash and cash equivalents	66,195	12,312
Cash and cash equivalents at beginning of year	76,229	158,611
Cash and cash equivalents at end of period	142,424	170,923

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Argentine pesos)

NOTE 1 – FINANCIAL DEBT RESTRUCTURING

a)	Unsecured debt:

On September 16, 2004, the Company presented to its unsecured financial creditors the final proposal for the restructuring of its debt, and requested the corresponding proxies. According to that proposal, creditors could choose between the cash tender offer up to a determined maximum amount and at a price equal to 60% of aggregate principal amount (subject to prorating and reallocation), or exchange at par the existing debt for new notes.

The reception of acceptances from creditors relating to the unsecured debt restructuring process started by the Company in 2002 was closed on October 19, 2004, receiving the acceptance of creditors representing approximately 97.8% of total unsecured debt.

On October 22, 2004, the Board of Directors authorized the signature of the contracts through which the restructuring was instrumented.

The set of options contained in the accepted restructuring proposal and the agreements signed were the following:

a.	Cash Tender offer: Financial creditors were offered the repurchase of their debt, up to US$ 85 million at a price equal to 60% of its principal amount, excluding additional payment of interest accrued and unpaid on the existing debt, subject to prorating and reallocation if interested creditors exceeded the maximum cash tender offer amount. The repurchased debt amounted to US$85,015,118.65.

b.	Exchange offer: The Company offered to exchange the existing financial debt for new debt according to the following conditions:

•	For each US$1,000 principal amount of existing notes, US$1,000 principal amount of (a) a new Series A Note (listed in the Buenos Aires Stock Exchange), or (b) a new U.S. Dollar-denominated floating rate debt; and

•	For each item of our existing bank debt, a principal amount of (a) a new, U.S. Dollar-denominated Series B Note (unlisted) equal or equivalent to the principal amount of such item of existing bank debt, or (b) a new floating rate debt denominated in the currency of such item of existing bank debt.

No additional payment was recognized in respect of interest accrued and unpaid on the existing debt the Company offered to exchange.

Following the restructuring closing, the Company issued new Notes due June 30, 2012 for a total amount of US$157,190,000, and new Floating Rate Debt for the equivalent of approximately US$79,700,000.

c.	New Notes: New Senior Notes consist of two series, Series A (listed in the Buenos Aires Stock Exchange), and Series B (unlisted). They accrue interest at a rate of 8% per annum, payable in cash, semi-annually in arrears, on June 30 and December 31.

d.	Certain specific conditions of the New Senior Notes: They are described below:

I.	Limited right to capitalize interest: On any interest payment date prior to 2007, a portion of the cash interest payment due and payable on such date could be paid through the issuance of the additional New Senior Notes in an aggregate principal amount not to exceed the total of US$10 million.

II.	Mandatory redemption from excess cash flow: On each June 30, commencing with June 30, 2006, the Company shall (a) apply the excess cash from the preceding fiscal year to redeem at par each New Senior Notes in an amount up to the principal amount of the New Senior Notes previously issued to pay a portion of interest accrued on such Notes pursuant to paragraph I above, and (b) provided that the excess cash flow for the preceding year exceeds by at least US$1 million or its equivalent the amount applied on such redemption date pursuant to the preceding clause (a), apply to redeem ratably and at par a principal amount of the New Notes equal to 75% of (x) such excess cash for such preceding fiscal year minus (y) the amount so applied pursuant to the preceding clause (a).

"Excess cash" is defined on the basis of EBITDA for a given fiscal year, adding and deducting certain items which are also defined for its use in the above clause. In no case the pro forma cash balance after these mandatory repayments could be lower than US$10 million or 1.5% of net sales, whichever is higher.

III.	Registration rights: the Company will offer to the holders of the New Senior Notes the exchange for new notes, substantially with the same conditions, registered with the United States of America Securities and Exchange Commission ("SEC"). Such registration was effective on April 26, 2005.

e.	Floating Rate Debt: Senior floating rate debt, with maturity date on December 31, 2011. Principal will be paid as follows:

Principal payment date	% of the original principal amount
December 31, 2007	5
June 30, 2008	5
December 31, 2008	5
June 30, 2009	5
December 31, 2009	10
June 30, 2010	10
December 31, 2010	20
June 30, 2011	20
December 31, 2011	20

The New Collateralized Floating Rate Debt accrues interest on a floating rate basis at an interest rate determined by reference to LIBOR applicable to U.S. dollar or Euro deposits, for successive periods, the first of which commenced on July 31, 2004, plus 2.5%, provided, however that such rate of interest shall not exceed 5% per annum. Interest will be paid in cash and in arrears on December 31 or on June 30 every year.

Each item of the Floating Rate Debt is denominated in the currency of the existing debt exchanged for such item. This debt ranks as Senior Debt.

f.	Certain terms and conditions applicable to both the Senior Notes and the Floating Rate Debt:

I.	Collateral: Both types of debt are secured on a first priority basis by a pledge to the collateral agent by Mastellone Hermanos S.A. shareholders, of a number of shares equal to 49% of the Company's capital stock and voting rights multiplied by a fraction, the numerator of which is the aggregate principal amount of the New Senior Notes (or of the Floating Rate Debt, depending on the case), and the denominator of which is such aggregate principal amount of the New Senior Notes plus the aggregate principal amount of the Floating Rate Debt.

II.	Subsidiary guarantee: The subsidiaries Leitesol Indústria e Comércio Ltda., Mastellone San Luis S.A. and Promas S.A. guarantee the New Senior Notes and the New Floating Rate Debt.

III.	Additional amounts: Generally, the Company will pay such additional amounts as may be necessary so that the amount received by holders of the New Senior Notes after tax-related withholdings or deductions in relation to the New Notes, will not be less than the amount that holders of the New Notes would have received in the absence of the withholding or deduction. If an item of the New Floating Rate Debt is transferred to a holder that is subject to a higher withholding tax than the tax that is applicable to the transferor, the Company shall only pay the withholding tax applicable to the transferor on the date of the transfer.

IV.	Optional redemptions or voluntary repayments: (a) The Company may redeem the New Senior Notes, in whole or part, at any time or from time to time, at par plus interest accrued to the redemption date on the amount redeemed; (b) subject to certain conditions, the Company may repurchase New Senior Notes in the open market, or by a tender or through direct transactions, at any price; (c) additionally, subject to compliance with the Indenture, the Company may repay the New Floating Rate Debt in whole or in part, at any time, at par plus interest accrued to the repayment date on the amount repaid, inasmuch as such prepayment is funded by means of new financial facilities, with comparable or better financial costs and payment terms.

V.	Certain covenants: The Company has issued the New Senior Notes under an Indenture and the New Floating Rate debt under a loan agreement. Under both agreements the Company is bound by certain covenants, including reporting requirements, and limitations affecting the Company's ability and the restricted subsidiaries' ability to: borrow money, pay dividends on stock, redeem stock or redeem subordinated debt, make investments, sell capital stock of subsidiaries, guarantee other indebtedness, enter into agreements that restrict dividends or other distributions from restricted subsidiaries, enter into transactions with unrestricted subsidiaries and affiliates, create or assume liens, engage in mergers or consolidations, and enter into a sale of all or substantially all of the Company's assets, and prepay the New Floating Rate Debt (covenant only applicable for the New Senior Notes).

VI.	Other penalties: there are several clauses relating to change of control and other events of default, which will permit acceleration of the payment of the principal of and accrued interest on the New Senior Notes and the New Floating Rate Debt. Moreover, under certain circumstances, the Company shall repay both debts with funds arising from sales of assets.

VII.	Governing law: For new debt instruments, the indenture, the loan agreement and the subsidiary guarantee, the governing law is the law of the State of New York. Argentine law applies for the pledge of shares as collateral of the new debt.

g.	Public offering and listing of the New Senior Notes: The New Senior Notes issued by the Company were approved by the Argentine National Securities Commission (Comisión Nacional de Valores or CNV) into the Public Offering Régime through its Resolution N° 14,925 dated October 7, 2004, and amongst them the New Series A Senior Notes are authorized for listing in the Buenos Aires Stock Exchange as from October 14, 2004.

b)	Secured debt:

The Company has conducted separate negotiations with all its secured financial creditors that held about 5% of the total existing financial debt as of September 30, 2003.

•	On November 7, 2003, an agreement was reached to restructure the Company's secured debt with Rabobank Curaçao N.V. The Company's main powdered milk plant and the assets in the plant were pledged as collateral for the debt. This agreement provided for a reduction of interest rates and for the repayment of principal in quarterly installments, the last due on June 30, 2006. This debt was prepaid in March 2005.

•	In addition, on April 6, 2004, an agreement was reached with COFACE to restructure the Company's debt, secured by a pledge over tanks used to transport milk. This agreement provides for a reduction of interest rates and for the repayment of principal in semiannual installments, the last due on October 6, 2005. This debt was prepaid in March 2005.

•	Finally, the Company has agreed the refinancing of its secured loan with CALYON (successor of Credit Lyonnais S.A. – France). The proceeds from loan were used to finance the acquisition of a cheese plant, which was never operative. Such plant was pledged as collateral for the debt. On June 4, 2004 the Company's Board of Directors approved the refinancing agreement consisting in releasing the Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire outstanding principal of US$9,852,998 in increasing semi-annual installments, the first payment is due on March 30, 2006 and the final payment is due on March 30, 2010, bearing interest at LIBOR plus 2.5%, with a cap of 5% annually.

CALYON and the Company also agreed to attempt to sell the plant at a floor price of US$4,500,000 for cash. The proceeds from the sale will be used to repay a portion of the refinanced secured loan, and a further reduction of the refinanced debt of US$1,500,000 will be obtained if the sale is achieved before December 31, 2005. As of March 31, 2005 and December 31, 2004 the outstanding principal amounts to US$9,852,998.

c)	The effects of the restructuring of the unsecured financial debt on the terms described in the paragraphs above, were the following:

1.	Simple, non-convertible Notes issued on March 31, 1998:

Balances and effects of the proposal	Amount – Thousands of US$
Total amount issued	225,000
Less: Cash Tender offer at 60% of face value	(63,832)
Less: Exchange offer
Senior Collateralized Notes – Series A	(154,020)
Floating Rate Debt	(57)
Non-restructured 1998 Senior Notes outstanding balance	7,091

Additionally, bank debt amounting to thousands of US$3,170 was exchanged for New Senior Collateralized Notes – Series B. Consequently, the New Senior Collateralized Notes – Series A and B amount to thousands of US$157,190.

On February 4, 2005 the Company purchased US$ 1,000,000, face value, of the 11.75% Senior Notes due 2008 of the small portion which did not participate in the renegotiation agreed in October 2004. After the purchase, the Company decided to apply the Senior Notes so repurchased to reduce its outstanding balance. The remaining balance of the old 1998 Senior Notes amounts now to US$6,091,000 nominal value.

2.	Existing unsecured bank debt:

Balances and effects of the proposal	Amount – Thousands of US$
Existing bank debt	104,021
Less: Cash Tender offer at 60% of face value	(21,183)
Less: Exchange offer
Senior Collateralized Notes – Series B	(3,170)
Floating Rate Collateralized Debt	(79,668)
Non-restructured unsecured debt outstanding balance	—

New Floating Rate Debt amounts to the equivalent of thousands of US$79,725.

On February 8, 2005 the loan agreement with Compagnie Gervais Danone, renegotiated together with the other debts on October 22, 2004 (converted into New Floating Rate Debt in that renegotiation) was amended as follows:

a.	The amount of the debt was reduced through a waiver from US$29,131,433 to US$15,000,000.

b.	Instead of repaying in installments between 2007 and 2011 as previously agreed, it will be repaid in a single payment on December 31, 2013.

c.	Instead of a floating interest rate of LIBOR plus 2.5% with a cap of 5%, the debt will earn a fixed rate of 8% as from January 1, 2005.

d.	Other revisions were introduced to the loan agreement to incorporate at the maximum possible degree the other conditions of this debt to those of the New Senior Notes issued in October 2004 with maturity date in 2012.

Release of debt with Compagnie Gervais Danone of US$14,131,433 (thousands of pesos 41,260) was credited to income as an extraordinary item in February 2005.

3.	Release from payment of interest accrued up to July 30, 2004 on the 1998 Senior Notes and the existing unsecured financial debt, including penalty interest, amounting to an equivalent of thousands of US$111,233 or thousands of pesos 331,585 was credited to income as an extraordinary item in 2004.

4.	The outstanding balance of non-restructured 1998 Senior Notes continues accruing the originally agreed interest rates, including the pertinent penalty interest.

d)	Accounting for the debt restructuring:

1.	During the year ended December 31, 2004, the following items were charged or credited to extraordinary results:

Item	Amount – Thousands of pesos
Release from payment of accrued interest and penalty interest computed at the interest rates applicable before the debt restructuring	323,292
Restructuring expenses for the Senior Notes and the bank debt, either those capitalized up to June 30, 2004, or those accrued as agreed for the closing of the transaction	(19,089)
Income arising from the Cash Tender of US$85,015 at 60% of its face value	100,709
Income arising from the recording of the fair value of the new debt (see point 2. below)	155,945
Extraordinary gain arising from the restructuring of the unsecured debt	560,857

2.	Argentine accounting standards establish that an exchange of debt instruments with substantially different terms is considered an extinguishment of debt and that the old debt instrument should be derecognized from the company's balance sheet. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid (including payment of interest) under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. The amount of this profit of thousands of pesos 155,945, using a market interest rate of 12% per annum to determine the present value of future cash flows of the new debt, was credited to income as an extraordinary item in 2004.

3.	The debt not included in the restructuring agreements is presented as a non-current liability in accordance with its original maturity date (2008).

NOTE 2 − THE COMPANY − OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anónima and its consolidated subsidiaries (the "Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides a series of services (including raw milk procurement and industrial services) to Danone Argentina S.A. under long-term agreements (see Note 9).

No single customer accounts in excess of 10% of the Company's net sales.

The Company's sales are summarized by distribution channels as follows:

	March 31, 2005	March 31, 2004
Domestic sales:
Traditional retailers and supermarkets	256,739	202,702
Government and commercial bids	31,561	33,306
Other	17,298	12,154
Services	5,818	3,661
Export / Foreign	55,722	40,755
Total	367,138	292,578

NOTE 3 − ACCOUNTING POLICIES

a)	Consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Argentina ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in the United States of America ("U.S. GAAP").

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

The accounts of the following companies were included in consolidation:

	% of holding
	March	December	March
Company	31, 2005	31, 2004	31, 2004

Con-Ser Promotora y Asesora de Seguros S.A.	99.99	99.99	99.96
Frigorífico Rydhans S.A.	100.00	100.00	100.00
Leitesol I.C.S.A. (1)	100.00	100.00	100.00
Marca 4 S.A.	99.99	99.99	99.99
Mastellone Hermanos do Brasil Comercial e Industrial e Ltda (dormant)	100.00	100.00	100.00
Mastellone San Luis S.A.	100.00	100.00	100.00
Promas S.A.	100.00	100.00	99.97
Puraláctea S.A.	100.00	100.00	99.99

(1)	Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos Sociedad Anónima. It is an integrated subsidiary, with no independent cash flow, trading exclusively Company's products in the Brazilian market. Remeasurememt from foreign currency to local currency was credited or charged to statement of operations.

b)	Revenue recognition

The Company recognizes revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable. Delivery occurs, in the case of product sales to customers within Argentina, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination while, in the case of product sales to customers outside Argentina, delivery occurs after the Company has completed customs shipment procedures in Argentina and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is recognized. Such discounts are reported as reduction from the related revenue from product sale. It also maintains allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("façon" agreements) – when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone Argentina S.A. ("Danone") – when the Company delivers the raw milk it procured to the manufacturing facility of Danone; and (iii) provision of marketing and other administrative services to Logística La Serenísima Sociedad Anónima – over the agreed service period.

c)	Valuation criteria

1)	Accounting principles applied

The Company applies the valuation and presentation criteria established in Technical Resolutions N° 8, 9 and 16 to 21 issued by the Argentine Federation of Professional Councils in Economic Sciences (approved by Resolution CD N° 87/03 issued by the Professional Council in Economic Sciences of the city of Buenos Aires), with certain modifications introduced by the National Securities Commission ("CNV").

2)	Monetary items − Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of the period or year, when applicable.

Long-term receivables and payables, for which no interest rate or any other type of financial compensation has been established, have been valued at their present value.

3)	Foreign currency denominated assets and liabilities – Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in Economic Sciences issued Resolution MD N° 3/2002, that mandated the capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Such Resolution included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7) and 8) below).

Resolution CD N° 87/2003 issued by the Professional Council in Economic Sciences and effective July 28, 2003, withdrew the abovementioned Resolution MD, so that the Company capitalized exchange differences generated up to the abovementioned date.

Long-term receivables and payables, for which no interest rate or any other type of financial compensation has been established, have been valued at their present value.

4)	Inventories

•	Finished goods − They are stated at the current replacement cost at period or year end net of those expenses related to inefficiencies in the production process or idle capacity of plants. Such expenses are recognized in earnings under caption "Other", included in operating expenses in the statement of operations.

•	Raw materials, packaging materials, spare parts and supplies, and work in progress − They are valued at their current replacement cost at period or year end. Inventories write-offs are directly charged to the statement of operations.

The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (understood as net realizable value, i.e. net selling price less direct selling expenses).

The Company, starting 2004 classifies spare parts and supplies that had turnover of less than one per year as non-current assets and included in "Non-current assets – Spare parts and supplies". Also included in that account are special trays used in transporting the Company's products.

5)	Other non-current assets

These consist of property, plant and equipment (all included in the dairy products segment) held for sale and are valued at their net realizable value at period or year end (that is, fair market value less selling expenses). These assets are not depreciated.

As of March 31, 2005 and December 31, 2004, this caption includes mainly the cheese plant mentioned in Note 1 b). Additionally, by the end of 2004, Management decided to sell an equipment to classify raw milk which was unnecessary for the current level of activity. The purpose of selling this asset is to generate funds that will be applied to certain improvements in other facilities.

Loss related to the write-down to fair value less cost to sell is included under caption "Other income (expenses), net".

6)	Investments

These mainly consist of Argentine government bonds and private bonds (valued at historical cost plus interest accrued) and certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation).

7)	Property, plant and equipment

−	Original value:

•	Property, plant and equipment − These assets are valued at cost as restated to reflect the effects of inflation. Construction in progress includes interest capitalized during the construction period related to loans obtained to finance these constructions, also as restated to reflect the effects of inflation.

•	Capitalization of exchange losses – As discussed in point 3) above, exchange losses generated until July 27, 2003 arising from the direct or indirect financing for the acquisition, construction or installation of property, plant and equipment, have been capitalized as part of the cost of such assets, net of the effect of restating the historical costs to reflect the effects of inflation.

−	Depreciation − Depreciation has been calculated by applying the straight-line method on the restated balances of the assets.

Rates applicable are as follows

%
Land and buildings	2.5, 2.86 and 4
Machinery and equipment, containers and tools	5, 10, 20 and 33
Fittings, laboratory equipment and furniture	10 and 25
Vehicles (*)	20
Buildings improvements	4

The value of these assets does not exceed their economic recoverable value. At December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business as an approach to considering the minimum level of funds generating activities.

8)	Plantations in progress

They are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and begin to be depreciated from the moment when the plantation

(mainly olives) starts producing at the standard commercial level considered by the industry. The balance includes development costs for the plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

The value of these assets, taken as a whole, does not exceed their economic recoverable value.

9)	Intangible assets

−	Trade marks:

•	Original value − They are carried at cost as restated to reflect the effects of inflation.

•	Amortization – It was computed on a straight-line basis, over its estimated useful life (10 years). It is computed on the restated cost of the assets.

10)	Goodwill

•	Original value – included the excess of the purchase price paid for the shares of Leitesol Indústria e Comércio S.A. and Mastellone San Luis S.A. over their equity values as of the dates of acquisition. They had been restated to reflect the effects of inflation.

As of December 31, 2004, the residual value of Leitesol Indústria e Comércio S.A.'s goodwill was fully written off through a charge to extraordinary items (464) in 2004, due to the recurring losses generated by this company every year.

Additionally, as of December 31, 2004, the projected cash flows prepared for the cheese maturing activity (developed by Mastellone San Luis Sociedad Anónima) that was considered separately from the general dairy business, did not support the accounting value of the goodwill, which was fully written off and charged to income as an extraordinary item in the amount of 28,754 in 2004. The separate analysis of the two activities (general dairy business and cheese maturing) was carried out as an approach to considering the minimum level of cash generating activities.

•	Amortization – until it was fully written off, goodwill was amortized on a straight-line basis over its estimated useful life, and it was computed on the restated cost of these assets.

11)	Loans − They are stated at nominal value of principal plus interest accrued at period or year end, net of adjustment to present value as explained in Note 1.

12)	Capital stock – Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. They have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named Adjustment to capital. General Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2005 decided the total application of the outstanding balances as of December 31, 2004 of irrevocable capital contributions, adjustment to irrevocable capital contributions and additional paid-in capital, and the partial application of adjustment to capital to absorb accumulated losses.

Irrevocable capital contributions are cash contributions and contributions in kind made by the shareholders which are accepted by the Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement determines that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders' meeting so resolve. If at any time the Board proposes to return them to the shareholders, such resolution must be taken by an extraordinary shareholders' meeting with same formalities as those required by the Argentine Corporations Law for capital stock reductions. Provided that these conditions are met, these contributions are disclosed as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine National Securities Commission.

13)	Holding results, foreign exchange (loss) gain, net, and other financial results – They consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions.

14)	Advertisement expense – All advertisement costs are expensed as incurred.

15)	Income taxes – The income tax amounts shown in the statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of March 31, 2005, a valuation allowance has been recorded to offset the net deferred tax assets in the Company and most of its subsidiaries, since the realization of these assets is uncertain.

The statutory income tax rate for the period ended March 31, 2005 was 35%.

16)	Earnings per common share – It has been computed on the basis of the average number of 457,547,269 and 409,902,378 shares as of March 31, 2005 and March 31, 2004, respectively, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or convertible-bonds issued.

17)	Segment information – It is presented in Note 13 with the information required by Argentine GAAP in this respect, which also conforms to applicable U.S. GAAP.

18)	Cash flow information − Detail of the net change in working capital and other components is as follows:

	March 31, 2005	March 31, 2004
Trade accounts receivable	(6,975)	13,162
Other receivables	11,659	3,142
Inventories	16,168	9,551
Accounts payable	(7,198)	(17,450)
Taxes, accrual for tax relief and other	(622)	3,107
Accrued salaries, wages, payroll taxes and other	(603)	(346)
Accrued litigation and other expenses	(64)	(292)
Total	12,365	10,874

19)	Use of estimates − The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

20)	Contingencies − The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be accurately predicted, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the Company's financial position or results of operations.

21)	Risk management – The Company currently operates principally in Argentina. The Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina. The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S. dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

The Company, as of March 31, 2005, does not have any unsettled forward agreement.

22)	Labor agreements – As per country regulations all labor is subject to collective bargaining agreements.

NOTE 4 − BREAKDOWN OF MAIN ACCOUNTS

	March 31, 2005	December 31, 2004
a) Trade accounts receivable, net
Third parties (domestic)	105,078	91,580
Related parties (domestic – Note 5)	42,902	33,294
Third parties (foreign) and tax incentives on exports	14,765	31,246
Subtotal	162,745	156,120
Allowance for doubtful accounts	(13,932)	(13,885)
Allowance for trade discounts and volume rebates	(1,364)	(1,200)
Total	147,449	141,035
The movement of allowance for doubtful accounts is as follows:
Balance at the beginning of the year	13,885	14,462
Additions	53	1,360
Write-offs		(1,889)
Remeasurement of foreign subsidiaries allowances	(6)	25
Transfer to allowance for other non current receivables		(73)
Balance at the end of the period / year	13,932	13,885
The movement of allowance for trade discounts and volume rebates is as follows:
Balance at the beginning of the year	1,200	1,150
Additions	514	1,365
Actual trade discounts and volume rebates granted	(350)	(1,315)
Balance at the end of the period / year	1,364	1,200
b) Other receivables, net
Current
Prepaid expenses	1,445	1,767
Net value added tax	7,515	17,476
Other tax credits	1,347	1,334
Affiliated entity (Note 5)	9	9
Related parties (Note 5)	4,611	4,508
Guarantee deposits (Note 7)	4,439	9,515
Receivable from sale of non-current investments	1,372	1,317
Prepaid insurance claims	5,400	5,357
Advances to suppliers	1,037	1,168
Receivables from customers in receivership and in bankruptcy (*)	338	331
Other	2,061	2,265
Subtotal	29,574	45,047
Allowance for doubtful accounts	(5,586)	(5,543)
Total	23,988	39,504

	March 31, 2005	December 31, 2004
Non-current
Receivables from customers in receivership and in bankruptcy (*)	7,212	8,142
Net value added tax	20,387	19,674
Alternative minimum income tax (Note 10)	41,829	39,620
Other tax credits	1,526	740
Receivable from sale of non-current investments	9,280	9,480
Advances to suppliers	4,327	3,704
Other	3,518	2,875
Subtotal	88,079	84,235
Allowance for doubtful accounts and for doubtful alternative minimum income tax	(48,447)	(46,274)
Total	39,632	37,961
____________
(*) Most of these receivables are covered by the allowance for doubtful accounts.
The movement of allowance for doubtful accounts is as follows:
Current
Balance at the beginning of the year	5,543	5,606
Additions		443
Transfers	43
Write-offs		(506)
Balance at the end of the period / year	5,586	5,543
Non-current
Balance at the beginning of the year	46,274	36,956
Additions	2,209	9,175
Transfer from allowance for trade accounts receivable		73
Write-offs	(16)
Remeasurement of foreign subsidiaries allowances	(20)	70
Balance at the end of the period / year	48,447	46,274
c) Inventories
Finished goods	27,981	44,596
Work in progress	27,519	24,433
Raw materials, packaging materials and supplies	60,446	62,731
Advances to suppliers of inventories (including related parties for 302 and 188 in 2005 and 2004, respectively – Note 5)	1,520	1,874
Total	117,466	133,634
d) Deferred income tax
Deferred tax assets
Tax loss carryforwards	174,874	195,643
Exchange differences deductible in future fiscal years	15,997	18,282
Allowances, accrual for litigation expenses and other non-deductible accruals	9,118	9,162
Other temporary differences	589	323
	200,578	223,410
Valuation allowance	(149,020)	(164,595)
Subtotal	51,558	58,815

	March 31, 2005	December 31, 2004
Deferred tax liabilities
Inventories	(976)	(787)
Property, plant and equipment	(6,480)	(6,759)
Adjustment to present value	(44,116)	(51,264)
Subtotal	(51,572)	(58,810)
Total	(14)	5

The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

	Balance at the beginning of the year	Reduction of tax loss carry-forwards	Charge (credit) for the period/year	Balance at the end of the period/year
Temporary differences between book carrying amounts and tax basis of assets and liabilities	(31,043)		5,175	(25,868)
Tax loss carryforwards	195,643	(21,021)	252	174,874
Total as of March 31, 2005	164,600	(21,021)	5,427	149,006

Temporary differences between book carrying amounts and tax basis of assets and liabilities	23,427		(54,470)	(31,043)
Tax loss carryforwards	298,829	(144,912)	41,726	195,643
Total as of December 31, 2004	322,256	(144,912)	(12,744)	164,600

Tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries that had not yet been used as of March 31, 2005 (balance is fully covered by a valuation allowance), are as follows:

Year of generation	Tax loss amount	Applicable tax rate	Credit due to tax loss carry-forward	Expiration – date for submission of tax returns fiscal years
2000	8,766	35.0%	3,075	2005 (2)
2001	9,266	35.0%	3,243	2006
2002	389,239	35.0%	136,234	2007 (3)
2003	18,924	35.0%	6,623	2008
2004	14,904	35.0%	5,216	2009
2005	720	35.0%	252	2010
(1)	59,011	34.3%	20,231	Unlimited
Total	500,830		174,874

(1)	Tax losses generated by foreign subsidiaries, which can be offset up to the limit of 30% of each year's tax profit and have no expiration date. They were converted at the exchange rate applicable at period-end.

(2)	Includes 609 with no expiration date (arising from sale of non-current investments).

(3)	Includes 21 with no expiration date (arising from sale of non-current investments).

	March 31, 2005	December 31, 2004
Evolution of valuation allowance is as follows:
Balance at the beginning of the year	164,595	321,967
Write-offs		(582)
Net reversal for the period / year	(15,575)	(156,790)
Balance at the end of the period / year	149,020	164,595
e) Spare parts and supplies
Spare parts	18,760	19,637
Supplies	6,443	6,086
Total	25,203	25,723
f) Property, plant and equipment, net
Land and buildings	323,571	326,290
Machinery and equipment, containers and tools	453,731	465,724
Fittings, laboratory equipment and furniture	187,673	194,488
Vehicles (*)	22,402	23,488
Buildings improvements	33,895	34,374
Construction in progress	2,130	982
Subtotal	1,023,402	1,045,346
Advances to suppliers	1,621	764
Total	1,025,023	1,046,110
____________
(*) Includes vehicles managed by third parties for 22,107 as of March 31, 2005 and 23,203 as of December 31, 2004 (Note 9 a).
The movement of property, plant and equipment, net is as follows:
Net value at the beginning of the year	1,046,110	1,185,953
Acquisitions	3,245	25,997
Retirement and disposals	(84)	(9,210)
Depreciation	(24,564)	(103,261)
Transfer to spare parts and supplies		(6,086)
Transfer from (to) other current and non current assets	316	(47,283)
Net value at the end of the period / year	1,025,023	1,046,110
g) Plantations in progress
The movement of olive and carob trees plantations in progress is as follows:
Net value at the beginning of the year	58,509	57,788
Acquisitions	303	2,077
Retirement and disposals		(1,356)
Net value at the end of the period / year	58,812	58,509
Olive plantations will be applied to produce olive oil.
h) Intangible assets
Net value:
Trademarks	118	149
Total	118	149

	March 31, 2005	December 31, 2004
The movement of intangibles assets is as follows:
Net value at the beginning of the year	149	231
Amortization	(31)	(82)
Net value at the end of the period / year	118	149
i) Other non-current assets
Property, plant and equipment for sale	56,164	58,652
Valuation allowance	(31,938)	(33,662)
Total	24,226	24,990
The movement of valuation allowance for other assets is as follows:
Balance at the beginning of the year	33,662	13,683
Additions	84	29,633
Write-offs	(1,808)	(9,654)
Balance at the end of the period / year	31,938	33,662
j) Accounts payable
Current
Trade payables	121,984	129,331
Related parties (Note 5)	24,967	23,050
Notes payable – Collateralized (Note 7)	2,142	2,188
Total	149,093	154,569
Non-current
Trade payables	11,540	12,664
Notes payable – Collateralized (Note 7)	6,978	7,556
Total	18,518	20,220
k) Loans
Short-term debt
Unsecured debt – principal	2,441	9,993
Unsecured debt – principal – related parties (Note 5)	700	715
Notes due 2008 – principal		2,979
Secured debt – principal	2,304	4,832
Accrued interest:
− Bank and financial debt	3,173	776
− Related parties (Note 5)	263	477
− New Senior Notes due 2012	9,170
− Notes due 2008	8,595	8,056
Total	26,646	27,828
Long-term debt
Unsecured debt – principal	855	976
Unsecured debt – principal – related parties (Note 5)	2,197	3,495
Secured debt – principal	27,304	31,122
New Collateralized Floating Rate Debt – principal	191,917	238,402

	March 31, 2005	December 31, 2004
New Collateralized Floating Rate Debt – adjustment to net present value	(47,173)	(64,130)
New Senior Notes due 2012	458,523	468,269
New Senior Notes due 2012 – adjustment to net present value	(77,909)	(81,345)
Notes due 2008	17,767	18,145
Total	573,481	614,934
l) Taxes, accrual for tax relief and other
Current
Taxes, rates and contributions (net from advances)	3,643	4,797
Tax withholdings	6,092	6,271
Accrual for tax relief – Law N° 22,021 (Notes 7 and 8)	3,344	3,344
Tax – Law N° 23,966	4,366	3,416
Total	17,445	17,828
Non-current
Accrual for tax relief – Law N° 22,021 (Notes 7 and 8)	32,759	32,759
Taxes, rates and contributions	3,271	3,443
Total	36,030	36,202
m) Accrued salaries, wages, payroll taxes and others
Current
Payroll and bonus to management	13,071	13,303
Social security taxes	3,191	3,934
Advances from customers	619	1,104
Debt due to acquisition of subsidiaries	837	606
Related parties (Note 5)		81
Other	668	455
Total	18,386	19,483
Non-current
Deferred income − brands license (net of adjustment to present value for 633)	749
Social security taxes	187	211
Debt due to acquisition of subsidiaries		889
Other	26	25
Total	962	1,125
n) Accrued litigation and other expenses
Current
Accrued litigation expenses	3,147	3,091
Other accrued expenses	1,877	1,943
Total	5,024	5,034
Non-current
Accrued litigation expenses	11,595	11,394
Other accrued expenses	373	373
Total	11,968	11,767

	March 31, 2005	December 31, 2004
The movement of accrued litigation and other expenses is as follows:
Current
Balance at the beginning of the year	5,034	4,082
Increases	6	158
Payments made	(63)	(2,234)
Remeasurement of foreign subsidiaries allowances	(44)	205
Reclassification to tax debt in foreign subsidiaries		(393)
Transfer from non current allowance	91	3,216
Balance at the end of the period / year	5,024	5,034
Non-current
Balance at the beginning of the year	11,767	8,838
Increases	293	6,301
Payments made	(1)	(156)
Transfer to current allowance	(91)	(3,216)
Balance at the end of the period / year	11,968	11,767

	March 31, 2005	March 31, 2004
o) Net sales
Gross sales of goods	398,657	321,968
Services provided	5,818	3,848
Turnover tax	(13,226)	(9,073)
Sales discounts and volume rebates	(18,884)	(19,392)
Sales returns	(5,227)	(4,773)
Total	367,138	292,578

	March 31, 2005		March 31, 2004
p) Cost of sales
Inventories at the beginning of the year
Finished goods	44,596		72,332
Work in progress	24,433		19,849
Raw materials, packaging materials and supplies	62,731	131,760	90,822	183,003
Purchases		207,621		181,188
Production expenses		71,957		63,351
Holding results generated by inventories		4,530		(86)
Remeasurement of foreign subsidiaries inventories		(301)		(279)
Benefits from industrial promotion		(4,532)		(2,520)
Inventories at the end of the period
Finished goods	(27,981)		(64,091)
Work in progress	(27,519)		(22,656)
Raw materials, packaging materials and supplies	(60,446)	(115,946)	(86,704)	(173,451)
Total cost of sales		295,089		251,206

q)	Information required by section 64, sub-section b) of Law N° 19,550

	March 31, 2005					March 31, 2004
	Total	Production Expenses	Selling expenses	General and administrative expenses	Other expenses	Total
Remuneration to members of the Board of Directors and members of the statutory auditors' committee	162			162		156
Fees and compensation for services	15,792	1,550	12,328	1,914		13,766
Payroll and social security charges	24,545	14,352	5,376	4,817		21,831
Depreciation of property, plant and equipment	24,564	23,209	882	473		25,559
Supplies consumption	985	985
Amortization of intangible assets	31				31	42
Provision for bad debts	53		53			65
Freights	47,039	17,475	29,563	1		38,055
Maintenance and repair	2,759	2,468	273	18		2,391
Office and communication	238	107	42	89		265
Fuel, gas and energy	5,938	5,587	339	12		3,910
Vehicles expenses	1,315	897	355	63		1,283
Publicity and advertising	5,799		5,799			1,888
Taxes, rates and contributions	9,916	4,920	101	4,895		8,986
Insurance	937	617	244	76		861
Traveling	478	203	185	90		392
Export and import	794		783	11		837
Miscellaneous	2,274	462	1,381	431		2,051
Idle capacity of plants		(875)			875
Total March 31, 2005	143,619	71,957	57,704	13,052	906
Total March 31, 2004		63,351	44,818	11,943	2,226	122,338

	March 31, 2005	March 31, 2004
r) Other income (expenses), net
• Other income
Gain on assignment of trademarks (Note 12)	4,311
Rental income	270	181
Royalties and licenses	147	127
Gain on sale of property, plant and equipment	44
Reversal of provision for litigation and other expenses		297
Other	475	131
Subtotal	5,247	736
• Other expenses
Provision for litigation and other expenses	(299)	(11)
Impairment of other assets	(84)	(789)
Impairment of alternative minimum income tax	(2,209)	(2,555)
Other	(476)	(841)
Subtotal	(3,068)	(4,196)
Total	2,179	(3,460)

	March 31, 2005	March 31, 2004
s) Income tax (included in ordinary loss)
Income tax:
Current income tax	(7,067)	(119)
Variation of temporary differences	5,175	(1,529)
Tax loss carryforwards for the period	252	2,512
Subtotal	(1,640)	864
Net reversal (increase) of impairment of deferred income tax	1,554	(823)
Total	(86)	41

Reconciliation between income tax expense and the amount derived by applying the applicable tax rate to income before income tax for the period is as follows:

	March 31, 2005	March 31, 2004
Net income (loss) before income tax	29,414	(28,754)
Applicable tax rate	35%	35%
Income tax at applicable tax rate	(10,295)	10,064
Permanent differences	(5,366)	(9,200)
Net reversal (increase) of impairment of deferred income tax	15,575	(823)
Total	(86)	41
t) Extraordinary items – Income
Release from payment of principal of renegotiated floating rate debt (Note 1 c) 2.)	41,260
Adjustment to present value of non-current renegotiated floating rate debt	(13,925)
Fees and expenses due to renegotiation of floating rate debt	(375)
Notes registration's fees and expenses	(1,145)
Other	321
Total	26,136
u) Income tax (included in extraordinary income)
Income tax	(14,021)
Reversal of valuation allowance	14,021
Total

NOTE 5 − OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with affiliated entities. The outstanding balances as of March 31, 2005 and December 31, 2004 with the affiliated entities and other related parties are as follows:

• Affiliated entity
	March 31, 2005	December 31, 2004
Other current receivables
Grupo Lácteo Argentino S.A.	9	9
• Related parties
Trade accounts receivable
Logística La Serenísima S.A. (1) (6)	17,456	15,087
Danone Argentina S.A. (2) (7)	25,437	18,198
Afianzar S.G.R. (1)	5
Victorio Mastellone (3)	1	1
Los Toldos S.A. (1)	3	8
Total	42,902	33,294
Other current receivables
Pascual Mastellone (3) (4)	1,206	1,176
Carlos Agote (4)	851	835
Victorio Mastellone (3)	1,368	1,333

	March 31, 2005	December 31, 2004
José Mastellone (3)	1,124	1,102
Los Toldos S.A. (1)	62	62
Total	4,611	4,508
Inventories − advances to suppliers
Los Toldos S.A. (1) Los Toldos S.A.	302	188
Accounts payable
Logística La Serenísima S.A. (1)	14,953	15,795
Danone Argentina S.A. (2)	9,418	5,071
Afianzar S.G.R. (1)	71	69
Greenwich Investments S.A.(8)	525	2,115
Total	24,967	23,050
Short term borrowings and accrued interest
Antonio Mastellone (5)	584	805
Juan Rocca S.R.L. (9)	379	387
Total	963	1,192
Long term borrowings
Antonio Mastellone (5)	1,331	2,567
Juan Rocca S.R.L. (9)	866	928
Total	2,197	3,495
Accrued salaries, wages, payroll taxes and others
José Moreno (4)		81

(1)	Common shareholders

(2)	Partner in Logística La Serenísima S.A. and both Companies share the main trademark "La Serenísima" owned by Mastellone Hermanos S.A.

(3)	Company's shareholder

(4)	Member of the Company's Board of Directors

(5)	Member of Mastellone family

(6)	Includes receivables arising from sales performed by Logística on behalf of Mastellone Hermanos S.A.

(7)	Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.

(8)	Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

(9)	Company owned by a member of Mastellone family

Transactions with related parties for the periods ended March 31, 2005 and 2004, are as follows:

	March 31, 2005	March 31, 2004
Sales of goods and services
Danone Argentina S.A. (1)	28,989	19,258
Logística La Serenísima S.A. (2)	1,052	734
Los Toldos S.A. (2)	2	21
Total	30,043	20,013
Purchases of goods and services
Danone Argentina S.A. (1)	3,960	800
Logística La Serenísima S.A. (2)	12,621	9,235
Los Toldos S.A. (2)	582	555
Afianzar S.G.R. (2)	16	20
Greenwich Investments S.A. (3)		105
Total	17,179	10,715
Financial results – interests and exchange differences
Antonio Mastellone (4)	29	32
Los Toldos S.A. (2)		23
Carlos Agote (5)	16	16
José Mastellone (6)	22	21
Pascual Mastellone (5) (6)	30	24
Victorio Mastellone (6)	35	27
Rosa Raquel Mastellone (4)		13
Juan Rocca S.R.L. (7)	10
Greenwich Investments S.A.(3)	(46)	(105)
Total	96	51

(1)	Partner in Logística La Serenísima S.A. and both Companies share the main trademark "La Serenísima" owned by Mastellone Hermanos S.A.

(2)	Common shareholders

(3)	Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

(4)	Member of Mastellone family

(5)	Member of the Company's Board of Directors

(6)	Company's shareholder

(7)	Company owned by a member of Mastellone family

NOTE 6 − SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital contributions in cash of 42,392 and in shares of Logística La Serenísima S.A. of 5,305, which were accepted by the Board of Directors in the meeting held on the above-mentioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. On March 31, 2005 the General Ordinary and Extraordinary Shareholders' Meeting approved the capitalization of the irrevocable capital contributions made by the shareholders. A public accountant report determined the final value of the contribution made in shares, therefore capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of March 31, 2005, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

Under current Argentine legal regulations, the Company is required to appropriate 5% of its net income per year to a "Legal reserve" and such reserve has to equal 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N° 19.550, the Company should apply future earnings in the first term to restore legal reserve amounting to 13,137. The balance of such reserve was applied to absorb accumulated losses as of December 31, 2001 as resolved by the General Shareholders' Meeting held on April 3, 2002.

NOTE 7 − PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral for bank and financial liabilities, notes payable, and tax debt (tax régime for promoted activities) for a total amount of 75,252 (82,540 as of December 31, 2004). Detail of pledged assets is as follows:

	March 31, 2005	December 31, 2004
Other current receivables	4,439	9,515
Other non-current assets	17,262	17,634
Property, plant and equipment	95,392	97,480
Equity value of holding in subsidiary company Promas S.A. (*)	70,163	69,552

(*) As this is a consolidated subsidiary this item does not appear as an asset.

NOTE 8 − TAX RÉGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anónima as an investor in Mastellone San Luis Sociedad Anónima and Promas Sociedad Anónima, pursuant several fiscal laws deferred payment of value added tax and income tax, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anónima, owned by Mastellone Hermanos Sociedad Anónima, and buildings owned by Mastellone San Luis Sociedad Anónima, as required by applicable regulations.

The taxes referred are recorded as liabilities in the balance-sheets.

The promotional régimes granted to Mastellone San Luis Sociedad Anónima and to Promas Sociedad Anónima implies also the benefit of receiving from the Federal Government an amount in bonds defined in line with the investment to be made, the level of activity, the number of employees and other parameters, at the authorization of the inclusion in such régimes. In each occasion when the Companies have to pay mainly Value added tax (and a minor amount of other national taxes), they apply the above mentioned bonds. At this time, Companies recognize a benefit, which is credited to cost of sales.

NOTE 9 – PURCHASE AND SALES COMMITMENTS

a)	Purchase commitments

•	Since October 1, 2000 the Company and its subsidiaries Frigorífico Rydhans S.A. ("FR") and Mastellone San Luis S.A. ("MSL"), and Danone Argentina S.A. ("DA") as well, agreed that services related to the distribution of dairy and fresh products in the domestic market to be provided by Logística La Serenísima S.A. ("Logística"). On February 8, 2005 the agreement for the provision of those services was renegotiated, extending its term to 36 years counted as from October 1, 2004. As from the date of such renegotiation, the price charged by Logística for its services is calculated based on actual costs plus a 0.1% margin, and some modifications in the allocation of expenses to Logística result in a reduction of costs for MHSA and its two subsidiaries involved in the agreement of about 7%. The agreement provides that if any party (Mastellone Hermanos Sociedad Anónima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of US$50,000,000 should be paid to Logística. This penalty would not be applicable if resolution of the contract is due to non-compliance of Logística with its duties under the agreement. Moreover, the same penalty should be paid if one of the above companies produces products of the same nature of those currently marketed by DA.

•	The Company has made an agreement with Con-Ser Sociedad Anónima (Con-Ser) which expires on December 31, 2010 for services of freights and transportation of raw milk, as well as the coordination and technical assistance for recollection of raw milk in the milk farms. Con-Ser manages assets owned by Mastellone Hermanos for rendering the transportation services. Repairs and maintenance expenses are supported by Mastellone Hermanos Sociedad Anónima. Con-Ser charges Mastellone Hermanos Sociedad Anónima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on a scale linked to the amount of raw milk collected every month. Same service is rendered by Con-Ser for the raw milk purchased by Mastellone Hermanos Sociedad Anónima on behalf of Danone Argentina Sociedad Anónima.

•	During July 2004, the subsidiary company Promas S.A. entered an agreement with Establecimientos Agropecuarios Lar S.A. for the purchase of future olive harvests for a total estimated amount of US$5,200,000.

Additionally, on March 5, 2005 the subsidiary Promas S.A. entered an agreement with Agropecuaria Huaycama S.A. for the manufacturing of 400 tons of extra-virgin olive oil, for the months of March and April 2005. Grinding, processing and preservation price is US$50 each ton; filtering US$3.4 each ton; and fractioning US$0.05 each 500 ml. of bottled oil, and US$0.14 each 3 lt. can. Payment term is 30 days after the process is finished. The agreement, which includes oil's preservation, operates as from the above-mentioned signing date until December 31, 2005.

Moreover, on March 31, 2005 the subsidiary Promas S.A. entered a "multure" agreement with Cerro Plateado S.A. for the manufacturing of 600 tons of extra-virgin olive oil, for the months of April to June 2005. For all tasks involved, the subsidiary will withhold a 15% of the total oil produced. The agreement, which includes oil's preservation, operates for nine months as from the above-mentioned signing date.

b)	Sales commitments

•	The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to Danone Argentina S.A.

•	The Company has agreed to meet export commitments of powdered milk, butter and cheese serum for a total of approximately 5,552 tons amounting to an estimate of US$10,277,000.

•	The Company has entered into agreements with national and provincial public agencies for the sale of approximately 29,207 tons of powdered and fluid milk amounting to an estimate of 48,200.

c)	Pre-export facility

On December 20, 2004, the Company signed an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, United States, which provides a committed pre-export facility of US$5 million, valid until December 2006. It will be operating in 2005.

NOTE 10 – ALTERNATIVE MINIMUM INCOME TAX

Alternative minimum income tax was established by Law N° 25.063 for the term of ten fiscal years. This tax, which was modified by the Competitiveness Program enacted by Decrees N° 1.054/01 and 1.185/01 until December 31, 2002, is complementary to income tax, since while income tax is calculated based on the year's tax profit, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's tax debt being the bigger of both amounts. However, when alternative minimum income tax for a fiscal year exceeds income tax, the excess can be computed as a payment in advance for any excess of income tax over alternative minimum income tax that could arise during the following ten fiscal years.

Due to the changes in the economic situation and considering income tax loss carryforwards and the estimated taxable gains that could arise in future years, the Company decided to charge to loss the alternative minimum income tax, by recording an impairment allowance.

NOTE 11 – CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, the Company received a letter from Multitrans S.A. − acquirer of Con-Ser S.A., a subsidiary which was sold in 2000 − informing of a claim brought by the Tax Authorities of about 6,300, with respect to certain operations made while Mastellone Hermanos Sociedad Anónima was the owner of Con-Ser S.A. The Company has agreed with Multitrans to work together to contest such claim, and prepare the documents that will evidence the wrongful criteria used by the tax authorities in determining the referred claim.

NOTE 12 – TRANSACTIONS AND AGREEMENTS CELEBRATED

a)	The following transactions related to Company's trademarks were celebrated during the first quarter of 2005:

•	Assignment of trademark Casancrem to Danone Argentina S.A. − except for certain products already offered with this name by Mastellone Hermanos Sociedad Anónima that will continue being sold by the Company − at a price of US$1,000,000 (collected cash).

•	Assignment of trademark SER (already shared for certain products) to Danone Argentina S.A., for certain new products (not currently sold by the Company or Danone Argentina) at a price of US$500,000 (collected cash).

•	A license for 30 years of trademark Casanto-Casancrem to Danone Argentina S.A. (for products not produced by the Company) for a price of US$500,000 (collected cash).

•	Other agreements that regulate the use of trademarks SER and Casancrem that the Company and Danone Argentina S.A. are and will continue sharing.

•	Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

Assignment of trademarks totaling US$1,500,000 was credited to income during the first quarter of 2005 (these trademarks do not have a carrying value). License of trademark for 30 years (US$500,000) is recorded as a deferred income to be absorbed during the period of the agreement.

b)	On February 23, 2005, the subsidiary company Frigorífico Rydhans celebrated an agreement for the management of one of its production lines for a period of five years, beginning June 1st, 2005. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain in hands of the subsidiary company. This project involves the line of cuts of bovine meat to be sold in the domestic market and abroad. Compensation consists of a fixed monthly amount plus success fees, according to an agreed scale.

NOTE 13 – SEGMENT INFORMATION

Reporting operating segment information is based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information on prior period on the same basis of segmentation is also presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

a)	Primary segments: business lines

As of and for the period ended March 31, 2005
	Business lines
	Dairy	Meat	Olive	Other	Total
Net sales to external customers	362,745	3,917		476	367,138
Net intersegment sales	203	97			300
Interest income	486				486
Interest expense	(13,328)	(14)	(49)		(13,391)
Income tax loss				(86)	(86)
Extraordinary items	26,136				26,136
Net income (loss) for the period	29,980	(388)	(378)	114	29,328
Assets allocated to the business lines	1,532,283	7,889	75,588	1,896	1,617,656
Liabilities allocated to the business lines	853,390	3,291	636	250	857,567
Additions to property, plant and equipment and plantations in progress	3,223	4	321		3,548
Depreciation of property, plant and equipment	24,442	80	24	18	24,564
Amortization of intangible assets	31				31
Amortization of other investments	84				84
Charges not representing uses of cash (except amortization and depreciation)	4,093	24	21	6	4,144
Net domestic sales	307,023	3,917		476	311,416

As of and for the period ended March 31, 2004
	Business lines
	Dairy	Meat	Olive	Other	Total
Net sales	290,165	1,934		479	292,578
Net intersegment sales	23	101			124
Interest income	298		41		339
Interest expense	(35,468)	(18)			(35,486)
Income tax result			41		41
Net (loss) income for the period	(28,547)	(343)	(71)	248	(28,713)
Assets allocated to the business lines	1,735,267	8,405	69,710	1,175	1,814,557
Liabilities allocated to the business lines	1,482,142	2,068	1,468	153	1,485,831
Additions to property, plant and equipment and plantations in progress	1,486		1,205		2,691
Depreciation of property, plant and equipment	25,477	82			25,559
Amortization of intangible assets	42				42
Amortization of goodwill	964				964
Amortization of other investments	84				84
Charges not representing uses of cash (except amortization and depreciation)	3,375	133		52	3,560
Net domestic sales	249,410	1,934		479	251,823

b)	Secondary segments: geographic division (client based)

	Geographic division (client based)
Information	Domestic market	Exports	Total
Net sales for the period ended March 31, 2005	311,416	55,722	367,138
Net sales for the period ended March 31, 2004	251,823	40,755	292,578

NOTE 14 – GUARANTOR SUBSIDIARIES

Leitesol Indústria e Comércio S.A. ("LIC"), Mastellone San Luis Sociedad Anónima ("MSL") and Promas Sociedad Anónima ("Promas") guarantee the new Senior Notes (see Note 1). LIC is incorporated in Brazil and MSL and Promas are Argentine companies. LIC, MSL and Promas are wholly owned by Mastellone Hermanos Sociedad Anónima as of March 31, 2005 and the guarantees are full, unconditional joint and several. The condensed consolidated financial information of MHSA, LIC, combined MSL and Promas, and all other consolidated subsidiaries of MHSA is detailed below.

Income statement for the three-month period ended March 31, 2005:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net sales	348,875	30,631	27,323	4,490	(44,181)	367,138
Cost and expenses	(351,817)	(27,362)	(27,114)	(4,620)	44,162	(366,751)
Other income (expenses), net	6,101	(422)		(60)	(3,440)	2,179
Interests and other financial results	33	795	(118)	2	(1)	711
Income tax				(86)		(86)
Minority interest					1	1
Extraordinary items	26,136					26,136
Net income (loss) for the period	29,328	3,642	91	(274)	(3,459)	29,328

Balance sheet as of March 31, 2005:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Current assets	411,362	21,616	30,453	3,867	(35,971)	431,327
Non-current assets	1,190,248	143,061	6,045	7,559	(160,584)	1,186,329
Total	1,601,610	164,677	36,498	11,426	(196,555)	1,617,656
Current liabilities	205,679	14,657	28,872	7,806	(40,420)	216,594
Non-current liabilities	635,843	691	3,271	1,168		640,973
Total liabilities	841,522	15,348	32,143	8,974	(40,420)	857,567
Minority interest					1	1
Shareholders' equity	760,088	149,329	4,355	2,452	(156,136)	760,088
Total	1,601,610	164,677	36,498	11,426	(196,555)	1,617,656

Cash flows for the three-month period ended March 31, 2005:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net cash provided by (used in) operating activities	48,004	(1,483)	130	(457)	2,316	48,510
Net cash (used in) provided by investing activities	(2,842)	(302)	(13)	(4)	105	(3,056)
Net cash provided by financing activities	20,741	2,141		280	(2,421)	20,741
Icrease (decrease) in cash and cash equivalents	65,903	356	117	(181)		66,195
Cash and cash equivalents at beginning of year	72,139	798	1,678	1,614		76,229
Cash and cash equivalents at end of period	138,042	1,154	1,795	1,433		142,424

Income statement for the three-month period ended March 31, 2004:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net sales	283,098	15,445	15,233	2,514	(23,712)	292,578
Cost and expenses	(299,735)	(15,353)	(16,447)	(2,675)	24,017	(310,193)
Other income (expenses), net	(5,141)	(528)		64	1,181	(4,424)
Interests and other financial results	(6,935)	225	(58)	2	52	(6,714)
Income tax		41				41
Minority interest					(1)	(1)
Net income (loss) for the period	(28,713)	(170)	(1,272)	(95)	1,537	(28,713)

Balance sheet as of December 31, 2004:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Current assets	373,407	18,020	26,295	4,369	(31,689)	390,402
Non-current assets	1,203,362	141,285	6,192	7,642	(156,777)	1,201,704
Total	1,576,769	159,305	32,487	12,011	(188,466)	1,592,106
Current liabilities	214,582	14,100	24,778	7,510	(36,228)	224,742
Non-current liabilities	679,072	588	3,443	2,055	(910)	684,248
Total liabilities	893,654	14,688	28,221	9,565	(37,138)	908,990
Minority interest					1	1
Shareholders' equity	683,115	144,617	4,266	2,446	(151,329)	683,115
Total	1,576,769	159,305	32,487	12,011	(188,466)	1,592,106

Cash flows for the three-month period ended March 31, 2004:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net cash provided by (used in) operating activities	17,852	466	(403)	(626)	(2,700)	14,589
Net cash (used in) provided by investing activities	(4,188)	(1,281)	(4)	(7)	4,222	(1,258)
Net cash (used in) provided by financing activities	(1,019)	1,300		222	(1,522)	(1,019)
Increase (decrease) in cash and cash equivalents	12,645	485	(407)	(411)		12,312
Cash and cash equivalents at beginning of year	155,170	408	1,913	1,120		158,611
Cash and cash equivalents at end of period	167,815	893	1,506	709		170,923

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.

Date: May 16, 2005	By:	/s/ RODOLFO D. GONZALEZ
Name: Rodolfo D. Gonzalez
Title: Chief Financial Officer